Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
Ratio of earnings to fixed charges
(Dollar Amounts in Thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings Before Fixed Charges:
Income (loss) before income taxes	$(59,188)	$6,625	$19,120	$(38,954)	$738	$(2,019)
Add: fixed charges	32,335	43,924	36,624	26,408	25,160	33,681
Income (loss) before fixed charges	$(26,853)	$50,549	$55,744	$(12,546)	$25,898	$31,662

Fixed Charges:
Interest expense, net	25,683	31,666	25,259	21,269	18,613	22,384
Estimate of interest expense within rental expense	6,652	12,258	11,365	5,140	6,546	11,297
Total fixed charges	32,335	43,924	36,624	26,409	25,159	33,681

Deficiency of earnings to cover fixed charges	$(59,188)	$-	$-	$(38,955)	$-	$(2,019)

Ratio of earnings to fixed charges	-	1.15	1.52	-	1.03	-